UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                            National Data Corporation
                                (Name of Issuer)

                         Common Stock, Par Value $0.125
                         (Title of Class of Securities)

                                    635621105
                                 (CUSIP Number)

                              Stephen J. Carl, Esq.
                                1100 Chase Square
                            Rochester, New York 14604
                                 (716) 325-6880
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 15, 1999
            (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [x].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP  No.  635621105

1    NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
       Manning  &  Napier  Advisors,  Inc.  IRS  #16-0995736

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*    (a)  [   ]
                                                                   (b)  [   ]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*
       00

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
        PURSUANT  TO  ITEMS  2  (d)  OR  2  (e)                     [   ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       New  York




Number of Shares
Beneficially Owned
By each Reporting
Person with: . . .    7  SOLE VOTING POWER         3,444,675
                      8  SHARED VOTING POWER             -0-
                      9  SOLE DISPOSITIVE POWER    3,790,800
                     10  SHARED DISPOSITIVE POWER        -0-



11    AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,790,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)      11.2%

14    TYPE  OF  REPORTING  PERSON*   IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP  No.  635621105

1    NAME  OF  REPORTING  PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
      William  Manning    SS  ####-##-####

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*     (a)  [   ]
                                                                    (b)  [   ]

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*
      PF,  00

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
      PURSUANT  TO  ITEMS  2  (d)  OR  2  (e)                  [   ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      New  York



Number of Shares
Beneficially Owned
By each Reporting
Person with: . . .    7  SOLE VOTING POWER         3,644,675
                      8  SHARED VOTING POWER             -0-
                      9  SOLE DISPOSITIVE POWER    3,990,800
                     10  SHARED DISPOSITIVE POWER        -0-



11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
        PERSON    3,990,800

12    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
        CERTAIN  SHARES*
        [   ]

13    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)      11.8%

14    TYPE  OF  REPORTING  PERSON*  IN,  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D

CUSIP  No.  635621105

Item  1.    Security  and  Issuer

     The securities to which this statement relates are the shares of common stock, $0.125 per share par value (the "Shares"), of National Data Corporation, a Georgia corporation (the "Company"). The principal executive offices of the Company are located at National Data Plaza, Atlanta, Georgia 30329-2010

Item  2.    Identity  and  Background

     (a),  (b)  and (c)  This statement is being filed by the following persons:
Manning & Napier Advisors, Inc. ("MNA"), a New York Corporation, and William Manning. MNA and Mr. Manning are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".

     MNA is a registered investment adviser and is principally engaged in the business of providing investment management services to various clients (the "Clients") who consist of pension funds, corporations, individuals, and other private investment accounts. MNA also provides investment management services to Clients of Exeter Trust Company, a New Hampshire chartered trust company ("Exeter Trust"), to the Exeter Fund, Inc., a mutual fund company ("Exeter Fund"), and Clients of Manning & Napier Advisory Advantage Corporation, a registered investment adviser ("AAC"). The business address and principal executive offices of MNA are 1100 Chase Square, Rochester, New York 14604.

     Mr. Manning is the President of MNA and his business address is 1100 Chase Square, Rochester, New York 14604. Mr. Manning also is the majority shareholder of MNA. In addition, Mr. Manning is President of Exeter Fund, a Managing Member of Manning & Napier Capital, LLC, which is the majority shareholder of Exeter Trust, and the majority shareholder of AAC.

     Fonda L. Herrick is the Corporate Secretary of MNA and her business address is 1100 Clinton Square, Rochester, New York 14604.

     B. Reuben Auspitz is the Executive Vice President/Director of MNA and business address is 1100 Chase Square, Rochester, New York 14604.

     Jeffrey A. Herrmann is the Director of MNA and his business address is 1100 Chase Square, Rochester, New York 14604.

     Beth Ann H. Galusha is the Chief Financial Officer of MNA and her business address is 1100 Chase Square, Rochester, New York 14604.

     Francis J. Ward is the Sr. Vice President of MNA and his business address is 1100 Chase Square, Rochester, New York 14604.

     The shares to which this Schedule 13D relates are owned directly by the Clients of MNA, Clients of AAC, Clients of Exeter Trust, one or more Series of the Exeter Fund and/or by Mr. Manning, individually.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

     The aggregate purchase price of the _3,338,008___ Shares owned beneficially by Clients of MNA was $_116,862,195.43_ inclusive of brokerage commissions.

The aggregate purchase price of the _ 205,050____ Shares owned beneficially by Clients of Exeter Trust was $_7,067,541.52 ______ inclusive of brokerage commissions.

The aggregate purchase price of the _84,975 _____ Shares owned beneficially by Exeter Fund was $ 3,033,434.69______ inclusive of brokerage commissions.

The aggregate purchase price of the _162,767_____ Shares owned beneficially by the Clients of AAC was $_5,617,389.01___ inclusive of brokerage commissions.

The aggregate purchase price of the _200,000_____ Shares owned directly by Mr. Manning, individually, was $_6,761,375______ inclusive of brokerage commissions.

The Reporting Persons have acquired shares of Common Stock from time to time in open market transactions. In all cases, the Common stock was purchased with funds obtained from the Clients of MNA, funds obtained from the Clients of AAC, Clients of Exeter Trust funds from one or more Series of Exeter Fund and/or Mr. Manning.

Item  4.     Purpose  of  Transaction.

     From time to time, MNA has acquired Shares in the ordinary course of business for investment purposes and has held Shares in such capacity.

On October 6, 1999, representatives of MNA met with management of the Company to discuss the Company's performance since the inception of MNA's investment in late 1997. In particular, MNA expressed its views concerning potential alternatives that it believed management should consider to maximize value for all shareholders of the Company. Following this meeting by a letter dated December 15, 1999 (a copy of which is attached as an exhibit to this Schedule
13D), MNA requested that the Company explore strategic alternatives for maximizing shareholder value, including a sale, spin-off, or split-off of some or all of the Company's business units.

     In addition to the foregoing, MNA may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and MNA reserves the right, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have on or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. MNA's decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting MNA and other factors which MNA may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule  13D.

Item  5.     Interest  In  Securities  of  Issuer.

(a) and (b) As of December 15, 1999, the Clients of MNA, the series of the Exeter Fund, the Clients of Exeter Trust and the Clients of AAC, owned beneficially 3,338,008, 84,975, 205,050, and 162,767 Shares, respectively, representing approximately 9.8%, 0.3%, 0.6%, and 0.5%, respectively, the 33,903,099 Shares outstanding as of September 30, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1999 (the "Form 10-Q").

     As of December 15, 1999, MNA in its capacity as investment manager had sole voting power with respect to 3,444,675 Shares owned beneficially by the Clients of MNA, Clients of AAC, Clients of Exeter Trust and one or more Series of the Exeter Fund, representing approximately 10.2% of the 33,903,099 Shares outstanding as of September 30, 1999, as reported in the Form 10-Q.

As of December 15, 1999, MNA in its capacity as investment manager had sole dispositive power with respect to 3,790,800 Shares owned beneficially by the Clients of MNA, Clients of AAC, Clients of Exeter Trust and one or more Series of the Exeter Fund, representing approximately 11.2% of the 33,903,099 Shares outstanding as of September 30, 1999, as reported in the Form 10-Q.

     As of December 15, 1999, Mr. Manning, as President and the majority shareholder of MNA, had sole voting power with respect to 3,444,675 Shares owned beneficially by MNA, representing approximately 10.2 % of the 33,903,099 Shares outstanding as of September 30, 1999, as reported in the Form 10-Q.

     As of December 15, 1999, Mr. Manning, as President and the majority shareholder of MNA, had sole dispositive power with respect to 3,790,800 Shares owned beneficially by MNA, representing approximately 11.2 % of the 33,903,099 Shares outstanding as of September 30, 1999, as reported in the Form 10-Q.

As of December 15, 1999, Mr. Manning, in his individual capacity, had sole voting and dispositive power with respect to 200,000 Shares owned directly by
Mr.  Manning,  representing  approximately  0.6%  of   the  33,903,099   Shares
outstanding  as  of  September  30,  1999,  as  reported  in  the  Form  10-Q.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by reference.

(d)     None.

(e)     Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  With
Respect  to  Securities  of  the  Issuer.
          Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

     Item  7.     Material  to  be  Filed  as  Exhibits.

     The  following  document  is  filed  as  an  exhibit  to this Schedule 13D:

     Exhibit  1  -  Letter  from  MNA  to  the Company, dated December 15, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  December  21,  1999         By:       Manning & Napier Advisors,  Inc.

                                                By:     William Manning
                                                   /s/  William Manning

                                                        William Manning
                                                           President

                                                By:     William Manning
                                                   /s/  William Manning

                                                        William Manning
                                                          individually

                                   Schedule A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                        OF THE REGISTRANT'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

              AAC = Manning & Napier Advisory Advantage Corporation
                      MNA = Manning & Napier Advisors, Inc.
                              WM = William Manning
                             EF = Exeter Fund, Inc.
                           ETC = Exeter Trust Company




             Number of Shares
             of Common Stock   Price
  Date        Purchased /1/    Per Share  Ownership
10/15/99               375   23.62500     AAC
10/18/99             3,500   23.35710     MNA
10/18/99               150   23.56250     MNA
10/18/99                75   23.62500     AAC
10/18/99               100   23.18750     MNA
10/19/99                75   22.50000     AAC
10/19/99               125   22.87500     AAC
10/19/99             1,050   22.93750     MNA
10/19/99           19,500*   45.00000     WM
10/20/99               700   22.43750     MNA
10/20/99            20,000   22.78130     MNA
10/20/99           100,000   22.46300     WM
10/21/99               475   22.06250     AAC
10/21/99               125   22.56250     AAC
10/22/99               150   24.06250     AAC
10/22/99               125   24.00000     MNA
10/25/99             2,800   23.87500     MNA
10/25/99                75   23.87500     AAC
10/25/99               250   23.87500     AAC
10/25/99               250   23.87500     AAC
10/25/99               275   24.00000     MNA
10/26/99                50   23.93750     AAC
10/26/99                50   24.06250     MNA
10/26/99               150   24.00000     AAC
10/26/99               300   24.00000     AAC
10/28/99               250   23.81250     AAC
11/02/99               100   24.31250     MNA
11/02/99                75   24.06250     AAC
11/03/99               100   23.43750     MNA
11/03/99               425   23.37500     AAC
11/04/99               200   23.37500     MNA
11/05/99            10,000   23.91250     MNA
11/05/99             1,100   23.62500     MNA
11/08/99                25   24.68750     MNA
 11/9/99             1,800   25.37500     MNA
11/09/99               400   25.25000     MNA
11/10/99                75   26.00000     AAC
11/10/99               225   25.87500     MNA
11/11/99             1,000   25.93750     MNA
11/11/99               225   27.00000     AAC
11/12/99               100   26.93750     MNA
11/12/99             1,050   27.00000     EF
11/15/99               200   31.75000     MNA
11/17/99               950   35.31250     MNA
11/22/99           31,500*   45.00000     WM




/1/  All  transactions  were  effected  through  the  New  York  Stock Exchange.

*  Acquired  through  put  options.

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                        OF THE REGISTRANT'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

              AAC = Manning & Napier Advisory Advantage Corporation
                      MNA = Manning & Napier Advisors, Inc.
                              WM = William Manning
                             EF = Exeter Fund, Inc.
                           ETC = Exeter Trust Company




            Number of Shares
            of Common Stock   Price
  Date          Sold /1/      Per Share  Ownership

10/18/99            -550   22.75000    MNA
10/18/99            -250   23.06250    MNA
10/18/99            -275   23.06250    MNA
10/18/99          -2,300   23.00000    MNA
10/19/99          -1,200   23.12500    MNA
10/20/99            -150   22.37500    MNA
10/21/99            -500   22.87500    MNA
10/25/99            -850   23.75000    MNA
10/25/99          -1,050   23.68750    MNA
10/26/99            -400   23.87500    MNA
10/26/99            -300   23.81250    MNA
10/27/99            -350   23.75000    MNA
10/27/99            -400   23.75000    MNA
10/28/99         -13,200   23.89770    MNA
10/28/99          -3,000   23.81250    MNA
10/29/99            -950   23.93750    MNA
11/01/99          -2,600   23.87500    MNA
11/01/99          -9,400   23.87500    MNA
11/01/99            -700   23.87500    MNA
11/01/99            -250   23.87500    MNA
11/02/99            -200   24.12500    AAC
11/02/99             -75   24.00000    AAC
11/03/99            -175   23.93750    AAC
11/03/99            -500   23.93750    AAC
11/09/99          -1,500   26.00000    MNA
11/12/99            -600   26.81250    MNA
11/12/99            -500   26.81250    MNA
11/12/99            -125   26.81250    AAC
11/16/99            -150   31.81250    MNA
11/16/99            -300   31.50000    MNA
11/16/99            -600   32.18750    MNA
11/16/99            -200   32.06250    MNA
11/16/99            -200   32.06250    MNA
11/17/99            -825   33.75000    AAC
11/17/99            -250   35.31250    AAC
11/19/99            -350   36.50000    MNA
11/22/99             -75   34.87500    MNA
11/22/99            -150   34.75000    MNA
11/23/99             -50   34.37500    MNA
11/23/99            -600   34.00000    MNA
11/24/99            -550   33.68750    MNA
11/24/99            -825   34.31250    MNA
11/24/99            -100   34.37500    MNA
11/24/99          -1,500   33.71590    AAC
11/24/99            -700   33.71590    AAC
11/24/99            -500   33.56250    MNA
11/29/99            -800   32.25000    MNA
11/30/99          -1,100   32.18750    AAC
11/30/99            -900   32.18750    AAC
11/30/99            -550   32.37500    AAC
12/01/99            -200   32.81250    MNA
12/01/99            -150   33.06250    AAC
12/01/99            -100   32.75000    AAC
12/01/99            -150   32.75000    AAC
12/02/99             -75   32.56250    MNA
12/03/99             -75   33.00000    MNA
12/06/99            -150   32.25000    MNA
12/06/99            -100   32.37500    MNA
12/07/99             -75   32.25000    AAC
12/08/99            -250   31.87500    MNA
12/08/99            -100   31.56250    AAC
12/08/99            -150   31.87500    AAC
12/08/99            -400   31.87500    MNA
12/08/99            -150   31.87500    MNA
12/08/99            -125   32.25000    AAC
12/08/99            -125   32.18750    AAC
12/08/99            -525   32.37500    ETC
12/08/99          -2,400   32.25000    ETC
12/08/99            -100   32.37500    ETC
12/08/99            -325   31.56250    AAC
12/10/99            -200   32.43750    AAC
12/10/99            -275   32.37500    AAC
12/10/99            -200   32.37500    AAC
12/10/99            -175   34.56250    MNA
12/10/99            -400   32.62500    MNA
12/10/99            -300   33.25000    AAC
12/10/99            -100   32.56250    MNA
12/10/99            -150   32.56250    MNA
12/14/99            -300   35.56250    MNA
12/14/99            -400   35.56250    MNA
12/14/99            -100   35.56250    MNA
12/15/99            -900   35.56250    MNA
12/15/99          -1,200   35.00000    MNA
12/15/99          -1,200   35.37500    MNA
12/15/99            -150   35.25000    AAC


/1/  All  transactions  were  effected  through  the  New  York  Stock Exchange.

                                                 Exhibit 1
                                     Manning  &  Napier  Advisors,  Inc.
                                            1100  Chase  Square
                                        Rochester,  New  York  14604
                                              716-325-6880





December  15,  1999



Mr.  Robert  Yellowlees
Chairman  and  Chief  Executive  Officer
National  Data  Corporation
National  Data  Plaza
Atlanta,  GA  30329-2010

Dear  Bob:

Pursuant to our recent discussions, we are writing to reiterate our disappointment with the performance of National Data Corporation's ("NDC") stock and to urge the Company to take strategic action to unlock shareholder value. As you know, we have been NDC shareholders since late 1997. We have increased our position in the Company in both 1998 and 1999, as we believe in the value of NDC's assets in eHealth and eCommerce. While our firm has been willing to take a longer investment horizon than many, we are clearly disappointed with the Company's lack of success in creating shareholder value from these assets during our holding period.

In our recent meeting, you noted that NDC's shares have tended to suffer with whichever side of the business has fallen out of favor with the investment community. This unfortunate circumstance has been magnified this year by problems in one of the company's acquisitions, the former Physician Support Systems, Inc. ("PHSS"). This combination of events propelled NDC's shares to five year lows in November on multiples of price-to-earnings, price-to-sales, and enterprise value-to-EBITDA. Despite the stock's recent rally, NDC shares are still down more than 25% this year and have underperformed the market by more than 40% year-to-date.

During the time that we have been NDC shareholders, we have seen several of its competitors in both eHealth and eCommerce unlock substantial shareholder value through mergers and spin-offs. With NDC currently trading at a fraction of the multiples for these transactions, it is difficult not to believe that the shares are severely undervalued. While outright sale of the Company's two businesses may not be necessary, clearly the Company must take strategic action to unlock shareholder value by allowing the market to value these entities separately. In addition, we believe that NDC should strongly consider divesting the underperforming PHSS unit, which remains a drag on earnings nearly 2 years after its acquisition.

As you know, the market has never been more generous in its valuation of companies that demonstrate an unrelenting focus on high growth areas that leverage their core competencies. It also has been equally generous to entities that are spun off for the purpose of accomplishing this objective. In short, we believe that the timing for strategic action will never be better, and would appreciate the thoughts of you and your Board if you have reason to believe otherwise.

Sincerely,

MANNING  &  NAPIER  ADVISORS,  INC.


/s/ Jack Mahler
    Jack  Mahler
    Senior  Equity  Analyst


cc:  Edward  L.  Barlow
     J.  Veronica  Biggins
     Neil  Williams